Apotheka Systems Inc.

Unaudited Financial Statement Review Report
Period of January 1, 2021 through December 31, 2021

Prepared by Jason Pride, CPA CVA
Barclay Financial LLC

Table Of Contents

Barclay Financial LLC

329 Clayheath Ct, Ballwin MO 63011

217-898-1028

Apotheka Systems Inc
468 N Camden
Drive Suite 200
Beverly Hills, CA 90210

From: A Jason Pride, CPA CVA

Re: Independent Accountant's Review Report

To Whom it May Concern,

I have reviewed the accompanying financial statements for Apotheka Systems Inc. for the period 1/1/2021 through 12/31/2021. I have reviewed the statements using data furnished to me directly by Mr. Dennis Maliani.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and, accordingly, I do not express such an opinion. During my review, I did not obtain an understanding of the internal control structure or assess control risk. Thus, the review does not provide assurance that I have become aware of all significant matters that would be disclosed in a full audit of Apotheka Systems Inc. This engagement cannot be relied upon to disclose errors, irregularities, or illegal acts, including fraud or embezzlements, that may exist.

Management's Responsibility: Management is responsible for the preparation and fair presentation of the financial statements and accompanying notes in accordance with the applicable financial reporting framework and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountants Responsibility: My responsibility is to conduct the review in accordance with the Statement on Standards for Accounting and Review Services (SSARSs) issued by the AICPA. Those standards require the accountant to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for this report.

Results of engagement: Based on my review I am not aware of any material modifications that should be made to the attached financial statements in order for them to be in conformity with Generally Accepted Accounting Principles.

Other Observations from Accountant:

1) Please see attached Notes to the Financial Statements.
2) The company had an audit performed of their financial statements for the period 1/1/2021 through 6/30/2021 by another accounting firm. We did not review or verify any information or results from the prior audit and we did not provide any attest services related to the previous audit.

Sincerely,

A Jason Pride, CPA CVA
Ballwin, MO
4/14/2022

APOTHEKA SYSTEMS INC.
Balance Sheet

EIN: 83-2089866

As of 12/31/2021

Assets	2021
Current Assets	
Cash	4,198
Receivable from Intervallo Consulting Group	27,511
Total current assets $	31,709
Fixed (Long-Term) Assets	
Property, plant, and equipment	
(Less accumulated depreciation)	
Total fixed assets $	-
Other Assets	
Total Other Assets $	-
Total Assets $	**31,709**

Liabilities and Owner's Equity	
Current Liabilities	
Bank of America Credit Card	11,822
Crowd Funding Liability	62,875
Total current liabilities $	74,697
Long-Term Liabilities	
Total long-term liabilities $	-
Owner's Equity	
Owner's Equity	(82,502)
Current Year Net Income	39,514
Total owner's equity $	(42,988)
Total Liabilities and Owner's Equity $	**31,709**

APOTHEKA SYSTEMS INC.
Profit and Loss Statement
EIN: 83-2089866

For the period 1/1/2021 - 12/31/2021

Revenue	2021
Service revenue	135,380
Total Revenues	**135,380**

Expenses	
Platform Software Developmenet	20,187
Bank Charges & Fees	702
Business Hosting Expense	4,485
Dues and Subscriptions	7,284
Interest Expense	1,585
Insurance Expense	2,922
Meals & Entertainment	6,055
Advertising	8,705
Automobile Expense	1,749
Office Expense	6,248
Professional Fees	2,064
Rent Expense	25,458
Travel Expense	4,917
Telephone Expense	1,182
Taxes and Licenses	2,323
Total Expenses	**95,866**
Net Income Before Taxes	39,514
Income tax expense	
Income from Continuing Operations	**39,514**

Below-the-Line Items	
Income from discontinued operations	
Effect of accounting changes	
Extraordinary items	
Net Income	**39,514**

APOTHEKA SYSTEMS INC.
Statement of Cash Flows

EIN: 83-2089866

For the period 1/1/2021 - 12/31/2021

Cash at Beginning of Year	1,364
Operations	
Cash receipts from	
Net Income from Operations	39,514
Net Cash Flow from Operations	39,514
Investing Activities	
Net Cash Flow from Investing Activities	0
Financing Activities	
Cash receipts from	
Shareholder Contribution	925
Borrowing	62,875
Cash paid for	
Repayment of loans	(100,481)
Net Cash Flow from Financing Activities	(36,681)
Net Increase in Cash	**2,833**
Rounding	1
Cash at End of Period	4,198

APOTHEKA SYSTEMS INC.
Statement of Change in Retained Earnings
EIN: 83-2089866

For the period 1/1/2021 - 12/31/2021

Retained Earnings - January 1, 2021	(82,502)
Plus: Net Income	39,514
Less: Dividends	-
Retained Earnings - December 31, 2021	(42,988)

Apotheka Systems Inc

Notes to the Financial Statements

UNAUDITED

This summary of significant accounting policies of APOTHEKA SYSTEMS INC. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

NOTE 1 – GENERAL

1. APOTHEKA SYSTEMS INC. (hereinafter - "the company") was incorporated in September 2018 and began its activities in January 2019. The financial statements as represented are for the 2021 fiscal year.

2. The company's activity is software as a service and its industry agnostic. Currently sports is the primary vertical and healthcare is the secondary industry.

3. As of Dec 31st 2021 The Company's capital deficit of $82,502 has been partially offset by the 2021 income year to date (i.e, as on Dec 31st 2021). The company is still in the process of acquiring reliable business.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Method of Accounting

The Company's policy is to maintain it books using the cash method of accounting.
Under the cash method of accounting, revenue is recognized when payment is received, and expenses are recognized when paid for. The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America.

Revenue Timing and Breakout

The Company receives its revenue on a monthly basis from its main contract with Luminous Technology Group, Inc. Hours performed consulting are tallied by the vendor and the cash is released to The Company at the end of each month, net of their fees. For this reason, cash inflows usually only occur on a monthly basis whereas outflows occur continuously. For the Income Statement Dec 31, 2021, sales from Luminous Technology Group, Inc. represented 100% of all sales.

The Company can anticipate future revenue from signed contracts with the following vendors:

- Liberty Solutions – Tenet – Worth $12,320 (monthly)
- State of Florida LOI (Pilot)/DHSMV ID & Medicaid – Worth $1Million
- Los Angeles Clippers Term sheet – Worth $1Million
- Health Centurion – worth $7,578
- Pacific Stemcell – worth $6,175
- Stem Cell Therapeutics LA – worth $1,319

The Company is also pursuing contracts with the following vendors:
- 3M (mmm.com)
- HCL America INC.
- LA Unified School Districts
- Luxe Hotels NY
- Parsons Transportation Group INC
- Phillips International
- San Diego Health Connect
- Zendy Health

Cost of Sales
The Company does not incur Cost of Sales for its services.

Cash and Cash Equivalents
The Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 3 – COMMON STOCK AND PREFERRED STOCK
There are currently 2 classes of common stock, series A and Series B, and one class of preferred stock. The Corporation shall have the authority to issue: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A"), 1,000,000 shares of Common Stock Class B, $0.001 par value per share ("Common Stock B") and 1,000,000 shares of Preferred Stock. The Authorized shares that have been issued and outstanding are 9,000,000 Common stock A and 130,000 Common Stock B as of 11/11/2019.

NOTE 4 – RELATED PARTY TRANSACTION
On the reporting date, The Company has paid Intervallo Consulting Group in excess of $27,000 in relation an a loan Intervallo Consulting Group has supplied in a previous period. This results in a receivable for The Company from Intervallo Consulting Group. The owner of Intervallo Consulting Group is a major shareholder in the company. The amounts due to the related parties are unsecured, and non- interest bearing, with no set terms of repayment.